HAECO

RECEIVED

Our Ref.: CSA/CPA12/24

22nd May 2007

BY REGISTERED AIRMAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

07023861

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited : File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose a copy of the Company's press announcement published today in Hong Kong in The Standard.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by email: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

PROCESSED
MAY 3 1 2007
THOMSON FINANCIAL

LW/rl
Encl.
P:\RLiu\HAECO Group\HAECO - CPA12\CPA12 - 24 SENY\Ltr_2007.doc

dw 5/29

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

he Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss owsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

Announcement

Continuing Connected Transactions
Aircraft Maintenance

Independent Financial Adviser: ING Bank N.V.

HAECO and Cathay Pacific have entered into the Framework Agreement on 21st May 2007 for HAECO Group to provide the Services to Cathay Pacific Group for maintenance of Cathay Pacific Group's aircraft for a term of 10 years ending on 31st December 2016.

As Cathay Pacific is a connected person of HAECO, the transactions contemplated under the Framework Agreement constitute continuing connected transactions for HAECO under Rule 14A.14 of the Listing Rules and are subject to the reporting, announcement and independent shareholders' requirements under Rule 14A.35.

A circular containing the particulars of the Framework Agreement, a letter from the Independent Board Committee, a letter from the Independent Financial Adviser and a notice to convene the EGM, will be despatched to the shareholders of the Company as soon as practicable.

ramework Agreement dated 21st May 2007

arties: (1) HAECO
(2) Cathay Pacific

articulars

Pursuant to the Framework Agreement, HAECO Group provides the Services to Cathay Pacific Group for maintenance of Cathay Pacific Group's aircraft.

The Framework Agreement is for a term of 10 years ending on 31st December 2016. A duration of 10 years for the Framework Agreement is required in order for HAECO Group to maintain necessary facilities, components and spare parts for providing the Services to Cathay Pacific Group cost-effectively. Since the term of Framework Agreement is for 10 years, ING Bank N.V. has been appointed as Independent Financial Adviser to comment on the duration of the Framework Agreement and their comments will be set out in the letter from the Independent Financial Adviser contained in the circular to be dispatched to shareholders. The Framework Agreement incorporates the Relevant Agreements between Cathay Pacific Group and HAECO Group and provides for a framework under which a Relevant Agreement is entered, renewed or extended. In particular, the Framework Agreement also provides for the entry, renewal or extension of a Relevant Agreement between Cathay Pacific Group and HAECO Group for a term or successive terms expiring on or before 31st December 2016.

The terms of the Framework Agreement are consistent with normal business practices. A party may terminate the Framework Agreement with immediate effect by notice to the other party in the event of material default by that other party. In the event of termination of the Framework Agreement, all the rights and obligations of the parties under the Framework Agreement shall forthwith cease, but any rights, liabilities or remedies arising prior to such termination shall not be affected.

The terms of the Framework Agreement, including the charges for the Services determined by reference to the respective types of aircraft, parts and components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms.

Payment shall be made in cash by Cathay Pacific Group to HAECO Group within 30 days upon receipt of the invoice.

The Services

The Services are provided under the following Relevant Agreements.

1) Total Care Package Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007;
2) Line Maintenance Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007;
3) HAECO Service Agreement dated 10th November 2005 between Cathay Pacific and HAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005,
4) TAECO Service Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005,
5) TAECO Line Maintenance Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005, and/or
(6) any further agreements entered into between Cathay Pacific Group and HAECO Group in respect of maintenance of aircraft, parts or components from time to time

The Services include, but not limited to, the following:

(1) the provision by HAECO to AHK of a total care package for AHK's fleet, including acquisition of an inventory of rotable and repairable spares for leasing to AHK and providing management, logistic support and maintenance to this inventory,
(2) the provision by HAECO of line maintenance services for AHK's fleet at HKIA, including routine maintenance check, non-routine maintenance, actions to address inbound technical issues, ad-hoc maintenance support, ramp services, material supplies, tooling supplies, aircraft release and certification, and aircraft on ground support;
(3) the provision by HAECO to Cathay Pacific Group of, LM Services for aircraft visiting HKIA; BM Services at HKIA; comprehensive stores and logistics support services comprising receiving / inspection, warehousing, distribution, import / export services; material supply; CAO Services, and Engineering Services, and/or
(4) the provision by TAECO to Cathay Pacific Group of, store facilities, material supply, BM Services at Xiamen, Engineering Services, LM Services for aircraft visiting Xiamen and such other airports as Cathay Pacific Group and TAECO shall from time to time agree.

The annual caps

The annual caps for the Transactions have been determined by reference to the actual amounts of the Services in the four years ended 31st December 2006 set out below, the forecast payments *for the Services to be provided by HAECO Group to Cathay Pacific* Group in the 10 years ending 31st December 2016 and the projections of Cathay Pacific Group in respect of the fleet size, annual aircraft utilisation and other operating parameters, taking into account that 36 aircraft are under firm orders for delivery from 2007 to 2010. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled and possible unscheduled maintenance of the aircraft of Cathay Pacific Group. The Directors estimate that the amounts payable for the Services in respect of aircraft maintenance for the 10 years ending 31st December 2016 will not exceed the annual caps set out below, which consolidates and replaces the annual caps previously set for the Transactions.

	2003	2004	2005	2006	
(HK$ million)	Actual	Actual	Actual	Actual	
Services	1,227	1,345	1,476	1,827	
	2007	2008	2009	2010	2011
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	3,000	3,300	3,630	3,993	4,393
	2012	2013	2014	2015	2016
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	4,832	5,315	5,846	6,431	7,075

Reasons for, and benefits of, the Transactions

The Transactions form part of the normal commercial activities of HAECO Group in the ordinary course of their businesses and it is expected that they will make substantial contribution to HAECO Group's revenue and profitability. In 2006, sales to Cathay Pacific accounted for 41% of the turnover of HAECO Group.

Connection between the parties

Cathay Pacific holds 27.45% of the issued share capital of HAECO and is therefore its substantial shareholder and a connected person of HAECO under the Listing Rules.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Transactions will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and independent shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Independent Board Committee has been constituted to advise the Independent Shareholders in respect of the resolution to approve the Framework Agreement, its term and the Transactions (including the annual caps). ING Bank N.V. has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Framework Agreement, its term and the Transactions (including the annual caps).

The Company will convene an EGM to consider and, if thought fit, to approve the Framework Agreement, its term and the Transactions (including the annual caps). Voting will be by poll and Cathay Pacific and its substantial shareholder Swire will abstain from voting.

A circular containing the particulars of the Framework Agreement, a letter from the Independent Board Committee, a letter from the Independent Financial Adviser and Notice for the EGM will be dispatched to shareholders as soon as practicable.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules after 31st December 2016 or if the annual caps are exceeded or when there is a material change to the terms of the Framework Agreement.

Opinion of the Directors

The Directors (other than the independent non-executive Directors whose views will be set out in the circular to be despatched to the shareholders together with the advice of the Independent Financial Adviser) consider that the terms of the Framework Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to Cathay Pacific than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

Directors

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathanathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong

Definitions

"AHK"	AHK Air Hong Kong Limited, a non-wholly owned subsidiary of Cathay Pacific, the principal activity of which is the operation of cargo airline services.
"BM Services"	Comprehensive range of scheduled maintenance services such as airframe heavy checks, major structural and avionics modifications, refurbishments, painting and freighter conversions.
"CAO Services"	Component and avionics overhaul services to a range of aircraft components such as mechanical, hydraulic and avionics equipment.
"Cathay Pacific"	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and listed on the *Stock Exchange, the principal activity* of which is the operation of scheduled airline services. It owns 27.45% of the issued share capital of HAECO.
"Cathay Pacific Group"	Cathay Pacific and its subsidiaries, including AHK and Dragonair.
"Directors"	The directors of the Company
"Dragonair"	Hong Kong Dragon Airlines Limited, a wholly owned subsidiary of Cathay Pacific, the principal activity of which is the operation of scheduled airline services.
"EGM"	Extraordinary General Meeting of the Company.
"Engineering Services"	Services in support of LM Services, BM Services and CAO Services, including aircraft documentation, technical data exchange and interior product maintenance and such other support services to be agreed from time to time between Cathay Pacific Group and HAECO Group.
"Framework Agreement"	The framework agreement dated 21st May 2007 between Cathay Pacific and HAECO for provision of the Services by HAECO Group to Cathay Pacific Group under the Relevant *Agreements and any further agreements between Cathay Pacific* Group and HAECO Group.
"HAECO" or "Company"	Hong Kong Aircraft Engineering Company Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft
"HAECO Group"	HAECO and its subsidiaries, including TAECO and Taikoo Landing Gear.
"HKIA"	Hong Kong International Airport.
"Independent Board Committee"	An independent committee of the Board of Directors comprising R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong, all of whom are independent non-executive Directors
"Independent Financial Adviser"	ING Bank N.V.
"Independent Shareholders"	Shareholders of HAECO apart from Cathay Pacific and Swire and their associates.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"LM Services"	Line maintenance services covering transit and overnight servicing as well as progressive maintenance checks up to "A" checks including defect rectification. Also includes non-technical services such as aircraft towing, water/toilet servicing, exterior aircraft washing/waxing and cabin cleaning and ground equipment support.
"PRC"	The People's Republic of China
"Relevant Agreement(s)"	Any one or all of the following agreements: (1) Total Care Package Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007. (2) Line Maintenance Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007, (3) HAECO Service Agreement dated 10th November 2005 between Cathay Pacific and HAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005, (4) TAECO Service Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005, (5) TAECO Line Maintenance Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005; and/or (6) any further agreements entered into between Cathay Pacific Group and HAECO Group in respect of maintenance of aircraft, parts or components from time to time.
"Services"	The maintenance services in respect of aircraft, parts and/or components provided under the Framework Agreement and/or the Relevant Agreements
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Swire"	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
"TAECO"	Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the PRC, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft
"Taikoo Landing Gear"	Taikoo (Xiamen) Landing Gear Services Co., Ltd., a non-wholly owned subsidiary of HAECO incorporated in the PRC, whose principal activity is the provision of repair, overhaul and support services of landing gears of civil aircraft.
"Transactions"	The provision of the Services by HAECO Group to Cathay Pacific Group pursuant to the Framework Agreement and the Relevant Agreements.

By Order of the Board
Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 21st May 2007

SWIRE

END